FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Results of the Annual General
Meeting of Shareholders and Changes to its Board of Directors

Toronto, Ontario (May 26, 2023) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported a summary of the voting results of its Annual General Meeting of Shareholders (the “Meeting”). The Company is also announcing the retirement of Kenneth Stowe from the Board of Directors, and the appointment of Shaun Usmar.
“On behalf of the Board of Directors and management, I would like to thank Ken for his exceptional contributions throughout his many years on the Board, including his steadfast hand leading our Technical and Sustainability Committee. Ken has been a valued member of the Alamos Board since 2011 and we wish him every success in his future endeavours,” said John A. McCluskey, President and Chief Executive Officer. “I would also like to welcome Shaun Usmar as a new board member. Shaun brings a wealth of operational, financial and executive leadership experience.”
Shaun Usmar is an international mining executive with 30 years of experience working around the globe in some of the world's largest and fastest growing mining companies. Mr. Usmar is the founder of Triple Flag Precious Metals Corp. and is currently the CEO and a Director. Previously, Mr. Usmar served as Senior Executive Vice President and Chief Financial Officer of Barrick Gold Corporation, from 2014 to 2016. He joined Xstrata in 2002 as a senior executive member of the management team that grew the company into one of the world's largest diversified miners at the time of its acquisition by Glencore in 2013. His roles at Xstrata included General Manager of Business Development in London, Chief Financial Officer of Xstrata's global Ferro-Alloys business in South Africa, and Chief Financial Officer of Xstrata's global Nickel business in Canada. Prior to joining Xstrata, Mr. Usmar worked at BHP Billiton in Corporate Finance in London, and started his career in mining in operations in the steel and aluminum industries as a production engineer. Mr. Usmar serves as Chair of Make- A-Wish Canada and chairs the Audit Committee of the World Gold Council. He holds a Bachelor of Science Engineering in Metallurgy and Materials from the University of Witwatersrand in South Africa, and an MBA from the Kellogg Graduate School of Management at Northwestern University, both with distinction.
Results of the Meeting
The Company is reporting the voting results of its Meeting held virtually on Thursday, May 25, 2023. The summary of the results are as follows:
Total Shares Voted:                305,593,076
Total Shares Issued and Outstanding:     394,829,141
Total Percentage of Shares Voted:         77.40%

TRADING SYMBOL: TSX:AGI NYSE:AGI

1.Election of Directors
Each of the nominee directors listed in Alamos’ management proxy circular dated April 3, 2023 was elected as a director as set forth in the table below:

Name of Nominee	Vote For	%	Withheld Vote	%
Elaine Ellingham	241,338,511	88.56	31,177,695	11.44
David Fleck	266,773,867	97.89	5,742,340	2.11
David Gower	153,814,735	56.44	118,701,471	43.56
Claire M. Kennedy	266,817,654	97.91	5,698,552	2.09
John A. McCluskey	271,019,254	99.45	1,496,952	0.55
Monique Mercier	268,367,594	98.48	4,148,612	1.52
Paul J. Murphy	260,485,053	95.59	12,031,153	4.41
J. Robert S. Prichard	269,482,099	98.89	3,034,107	1.11
Shaun Usmar	271,621,251	99.67	894,955	0.33
2.Appointment and Compensation of Auditors
KPMG LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.

	Vote For	%	Withheld Vote	%
KPMG LLP	298,021,076	97.52	7,571,999	2.48
3.Approval of Approach to Executive Compensation
The non-binding advisory resolution approving the Company’s approach to Executive Compensation was passed.

	Vote For	%	Vote Against	%
Executive Compensation	266,951,742	97.99	5,479,277	2.01
About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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